Exhibit 10.13

BELLICUM PHARMACEUTICALS, INC.

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT, dated as of November 17, 2014, is by and between Bellicum Pharmaceuticals, Inc. a Delaware corporation (the “Company”), having an office at 2130 West Holcombe Boulevard, Suite 800, Houston, Texas 77030 (the “Company Premises”) and Peter L. Hoang (the “Executive”).

WHEREAS, Executive is currently employed by the Company pursuant to a letter agreement with the Company dated November 10, 2014, and the Company desires to continue employment of Senior Vice President, Business Development and Strategy and provide Executive with certain compensation and benefits in return for Executive’s services, and Executive agrees to be retained by the Company in such capacity and to receive the compensation and benefits on the terms and conditions set forth herein;

WHEREAS, the Company and Executive desire to enter into this Employment Agreement (the “Agreement”) to become effective, subject to Executive’s signature below, upon the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Company’s common stock, pursuant to which such common stock is priced for the initial public offering (the “Effective Date”) in order to memorialize the terms and conditions of Executive’s employment by the Company upon and following the Effective Date;

WHEREAS, Executive’s agreement to and compliance with the provisions in Sections 9 through 11 of this Agreement are a material factor, material inducement and material condition to the Company’s entering into this Agreement. Moreover, Executive acknowledges that a substantial portion of the value of the employment of Executive is Executive’s promises to refrain from competing with the Company as identified in Sections 9 through 11 of this Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the parties agree as follows:

1. At-Will Employment. The Company and Executive acknowledge that either party has the right to terminate Executive’s employment with the Company at any time for any reason whatsoever, with or without cause, subject to the provisions of Section 6 and 7 herein. This at-will employment relationship cannot be changed except in a writing signed by both Executive and the Board of Directors of the Company (or a duly authorized committee thereof, if applicable) (the “Board”). Any rights of Executive to additional payments or other benefits from the Company upon any such termination of employment shall be governed by Section 7 of this Agreement.

2. Position. Executive shall continue to serve as the Senior Vice President, Business Development and Strategy of the Company. Executive’s duties under this Agreement shall be to serve as Senior Vice President, Business Development and Strategy with the responsibilities, rights, authority and duties pertaining to such offices as are established from time to time by the

Chief Executive Officer of the Company, and Executive shall report to the Chief Executive Officer of the Company. Executive shall also act as an officer and/or director and/or manager of such Affiliates of the Company as may be designated by the Chief Executive Officer of the Company from time to time, commensurate with Executive’s office, all without further compensation, other than as provided in this Agreement. As used herein, “Affiliate” means any entity that directly or indirectly controls, is controlled by, or is under common control with, the Company.

3. Commitment. Executive will devote substantially all of his business time and best efforts to the performance of his duties hereunder; provided, however, that Executive shall be allowed, to the extent that such activities do not interfere with the performance of his duties and responsibilities hereunder and do not conflict with the financial, fiduciary or other interests of the Company (or its Affiliates), as determined in the sole discretion of the Chief Executive Officer of the Company, to manage his passive personal investments and to serve on corporate, civic, charitable and industry boards or committees. Notwithstanding the foregoing, Executive agrees that he shall only serve on for-profit boards of directors or for-profit advisory committees if such service is approved in advance in the sole discretion of the Chief Executive Officer of the Company.

4. Compensation.

(a) Base Salary. During Executive’s employment with the Company, the Company shall pay Executive a base salary at the annual rate of three hundred thousand dollars ($300,000.00), less payroll deductions and withholdings, which shall be payable in accordance with the standard payroll practices of the Company. Executive’s base salary shall be subject to periodic review and adjustment by the Board from time to time in the discretion of the Board.

(b) Annual Performance Bonus. For each calendar year, beginning with calendar year 2015, Executive shall be eligible to receive an annual performance bonus (“Annual Performance Bonus”) from the Company, with the target amount of such bonus equal to thirty-five percent (35%) of Executive’s annual base salary. The Annual Performance Bonus will be based on achievement of individual and/or Company goals which are established by the Board in its sole discretion at the beginning of each calendar year. Following the close of each calendar year, the Board will determine whether Executive has earned an Annual Performance Bonus, and the amount of any such bonus. Payment of the Annual Performance Bonus shall be expressly conditioned upon Executive’s employment with the Company on the date that the Annual Performance Bonus is paid, except as provided in Section 7(b) and Section 7(c) below. The Annual Performance Bonus shall be paid within ninety (90) days after the end of the calendar year for which it relates. Executive’s target Annual Performance Bonus will be subject to periodic review and adjustment by the Board from time to time.

(c) Equity Awards. Executive will be eligible to participate in and receive stock option or equity award grants under the Company’s equity incentive plans from time to time in the discretion of the Board, and in accordance with the terms and conditions of such plans. Executive acknowledges that he was previously granted the stock option to purchase 275,000 shares of the Company’s common stock as described in the letter agreement with the Company dated November 10, 2014.

(d) Reimbursement of Business Expenses. The Company shall reimburse Executive for reasonable travel and other business expenses incurred by Executive in the performance of his duties hereunder, in accordance with the Company’s policies as in effect from time to time.

5. Benefits. Subject to applicable eligibility requirements, Executive shall be entitled to participate in all benefit plans and arrangements and fringe benefits and programs that may be provided to senior executives of the Company from time to time, subject to plan terms and generally applicable Company policies. Executive is entitled to participate in personal time off and holiday benefits, with personal time off to be not less than twenty-seven (27) days on an annual basis, accruing at nine (9) hours per twice monthly pay period. Ten (10) days of personal time off may be carried over to the next year. This paid time off allowance is subject to the Company’s policies with respect to accrual of, including limitations on the maximum permitted accrual of, paid time off and is subject to change in accordance with changes in Company policy.

6. Termination.

(a) Termination. The employment of Executive under this Agreement shall terminate upon the earliest to occur of any of the following events:

(i) the death of Executive;

(ii) the termination of Executive’s employment by the Company due to Executive’s Disability pursuant to Section 6(b) hereof;

(iii) the termination of Executive’s employment by Executive other than for Good Reason (as hereinafter defined);

(iv) the termination of Executive’s employment by the Company without Cause;

(v) the termination of Executive’s employment by the Company for Cause pursuant to Section 6(c) after providing the Notice of Termination for Cause pursuant to Section 6(d);

(vi) the termination by Executive of Executive’s employment for Good Reason (as hereinafter defined) pursuant to Section 6(e); or

(vii) the termination of Executive’s employment upon mutual agreement in writing between the Company and Executive.

(b) Disability. For purposes of this Agreement, “Disability” means that Executive has been unable, for ninety (90) consecutive days, or for periods aggregating one hundred and twenty (120) business days in any period of twelve consecutive months, to perform Executive’s duties under this Agreement, as a result of physical or mental impairment, illness or injury, as determined in good faith by the Board. A termination of Executive’s employment for Disability shall be communicated to Executive by written notice, and shall be effective on the 10th day after sending such notice to Executive (the “Disability Effective Date”), unless Executive returns to performance of Executive’s duties before the Disability Effective Date.

(c) Cause. For purposes of this Agreement, the term “Cause” shall mean (i) Executive’s willful misconduct which is demonstrably and materially injurious to the Company’s reputation, financial condition, or business relationships; (ii) the failure of Executive to attempt in good faith to follow the legal written direction of the Board; (iii) the failure by Executive to attempt in good faith to perform the duties required of him hereunder (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to Executive by the Board which specifically identifies the manner in which it is believed that Executive has failed to attempt to perform his duties hereunder; (iv) Executive being convicted of, indicted for, or pleading guilty or nolo contendere to, a felony or any crime involving dishonesty, fraud or moral turpitude; (v) Executive’s dishonesty with regard to the Company or in the performance of his duties hereunder, which in either case has a material adverse effect on the Company; (vi) Executive’s material breach of this Agreement unless corrected by Executive within ten (10) days of the Company’s written notification to Executive of such breach; or, (vii) Executive’s failure to comply in any material respect with the Company’s policies and/or procedures, unless corrected by Executive within ten (10) days of the Company’s written notification to Executive of such breach.

(d) Notice of Termination for Cause. Notice of Termination for Cause shall mean a notice to Executive that shall indicate the specific termination provision in Section 6(c) relied upon and shall set forth in reasonable detail the facts and circumstances which provide a basis for Termination for Cause.

(e) Termination by Executive for Good Reason. Executive may terminate Executive’s employment with the Company by resigning from employment with the Company for Good Reason. The term “Good Reason” shall mean the occurrence, without Executive’s prior written consent, of any one or more of the following: (i) a material reduction in Executive’s base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated senior executives); (ii) a material reduction in Executive’s authority, duties or responsibilities; (iii) a relocation of Executive’s principal place of employment with the Company (or its successor, if applicable) to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation, except for required travel by Executive on the Company’s business to an extent substantially consistent with Executive’s business travel obligations prior to the such relocation; or (iv) any other action of inaction that constitutes a material breach by the Company (or its successor, if applicable) of any material provision of this Agreement.

No resignation for Good Reason shall be effective unless (1) Executive provides written notice, within ninety (90) days after the first occurrence of the event giving rise to Good Reason, to the Chairman of the Board setting forth in reasonable detail the material facts constituting Good Reason and the reasonable steps Executive believes necessary to cure, (2) the Company has had thirty (30) business days from the date of such notice to cure any such occurrence otherwise constituting Good Reason, and (3) if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company (including any position as a member of the Board) effective not later than ninety (90) days after the expiration of the cure period.

7. Consequences of Termination of Employment.

(a) General. If Executive’s employment is terminated for any reason or no reason, the Company shall pay to Executive or to Executive’s legal representatives, if applicable: (i) any base salary earned, but unpaid; and, (ii) any unreimbursed business expenses payable pursuant to Section 4 hereof and any accrued but unused personal time off benefits and any other payments or benefits required by applicable law (collectively “Accrued Amounts”), which amounts shall be promptly paid in a lump sum to Executive, or in the case of Executive’s death to Executive’s estate. Other than the Accrued Amounts, Executive or Executive’s legal representatives shall not be entitled to any additional compensation or benefits if Executive’s employment is terminated for any reason other than by reason of Executive’s Involuntary Termination (as defined in Section 7(b) below). If Executive’s employment terminates due to an Involuntary Termination, Executive will be eligible to receive the additional compensation and benefits described in Section 7(b) and 7(c), as applicable.

(b) Involuntary Termination. If Executive’s employment with the Company is terminated by the Company without Cause (and other than as a result of Executive’s death or Disability) or if Executive terminates employment for Good Reason, and provided in any case such termination constitutes a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h)) (a “Separation from Service”) (such termination described in (i) or (ii), an “Involuntary Termination”), in addition to the Accrued Amounts, Executive shall be entitled to receive the severance benefits described below in this Section 7(b), subject in all events to Executive’s compliance with Section 7(d) below:

(i) Executive shall receive continued payment of Executive’s Base Salary (as defined below) for the first twelve (12) months after the date of such termination (the “Severance Period”), paid over the Company’s regular payroll schedule.

(ii) Executive shall receive a lump sum amount equal to Executive’s target Annual Performance Bonus for the year of termination, pro rated based on the ratio that the number of days from the beginning of the calendar year in which such termination occurs through the date of termination bears to 365 (the “Bonus Payment”).

(iii) If Executive is eligible for and timely elects to continue the health insurance coverage under the Company’s group health plans under the Consolidated Omnibus Budget Reconciliation Act of 1985 or the state equivalent (“COBRA”) following Executive’s termination date, the Company will pay the COBRA group health insurance premiums for Executive and Executive’s eligible dependents until the earliest of (A) the close of the Severance Period, (B) the expiration of Executive’s eligibility for the continuation coverage under COBRA, or (C) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by Executive under a Section 125 health care reimbursement plan under the Internal Revenue Code of 1986, as amended and the treasury regulations thereunder (the “Code”). Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether Executive elects continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the Company will instead pay Executive on the last day of each remaining month of the Severance Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA premiums would otherwise have been paid and shall be equal to the amount that the Company would have otherwise paid for COBRA premiums, and shall be paid until the earlier of (i) expiration of the Severance Period or (ii) the date Executive voluntarily enrolls in a health insurance plan offered by another employer or entity.

(c) Involuntary Termination in Connection with a Change in Control. In the event that Executive’s Involuntary Termination occurs immediately prior to, on or within the twelve (12) months following the consummation of a Change in Control (as defined below) and subject in all events to Executive’s compliance with Section 7(d) below, then Executive shall be entitled to the benefits provided above in Section 7(b), except that:

(i) the Bonus Payment shall equal Executive’s full target Annual Performance Bonus for the year of termination, rather than the pro-rated target bonus; and

(ii) the vesting of all of Executive’s outstanding stock options and other equity awards that are subject to time-based vesting requirements shall accelerate in full such that all such equity awards shall be deemed fully vested as of the date of Executive’s Involuntary Termination.

For the avoidance of doubt, in no event shall Executive be entitled to benefits under both Section 7(b) and this Section 7(c). If Executive is eligible for benefits under both Section 7(b) and this Section 7(c), Executive shall receive the benefits set forth in this Section 7(c) and such benefits will be reduced by any benefits previously provided to Executive under Section 7(b).

(d) Conditions and Timing for Severance Benefits. The severance benefits set forth in Section 7(b) and Section 7(c) above are expressly conditioned upon: (i) Executive continuing to comply with Executive’s obligations under this Agreement, including Sections 8 through 11; and (ii) Executive signing and not revoking a general release of legal claims in a form provided by the Company (the “Release”) within the applicable deadline set forth therein and permitting the Release to become effective in accordance with its terms, which must occur no later than the Release Deadline (as defined in Section 14 below). The salary continuation payments described in Sections 7(b) will be paid in substantially equal installments on the Company’s regular payroll schedule and subject to standard deductions and withholdings over the Severance Period following termination; provided, however, that no payments will be made prior to the effectiveness of the Release. On the effective date of the Release, the Company will pay Executive the salary continuation payments that Executive would have received on or prior to such date in a lump sum under the original schedule but for the delay while waiting for the effectiveness of the Release, with the balance of the payments being paid as originally scheduled. Bonus Payments described in Section 7(b) and 7(c) will be paid in a lump sum cash payment on the first regular payroll date of the Company following the effective date of the Release, but in no event later than March 15 of the year following the year in which Executive’s termination of employment occurred. All severance benefits described in this Section 7 will be subject to all applicable standard required deductions and withholdings.

(e) Definitions.

(i) “Base Salary” means Executive’s annual base salary in effect immediately prior to Executive’s termination, excluding any reduction which forms the basis for Executive’s right to resign for Good Reason.

(ii) “Change in Control” means a “Change in Control” as defined in the Company’s 2014 Equity Incentive Plan.

8. Confidential Information. “Confidential Information” as used in this Agreement, includes but is not limited to, specialized training received by Executive; products already developed or that will be developed by the Company, including but not limited to, products in the field of cancer immunotherapy, including metastatic castrate resistant prostate cancer and graft versus host disease; research and development materials related to the manipulation of dendritic cell signaling pathways to enhance the immune response; research and development materials, electronic databases; computer programs and technologies; marketing and/or scientific studies and analysis; product and pricing knowledge; manufacturing methods; supplier lists and information; any and all information concerning past, present and future customers, referral sources or vendors; contracts and licenses; management structure, company ownership, personnel information (including the performance, skills, abilities and payment of employees); purchasing, accounting and business systems; short and long range business planning; data regarding the Company’s past, current and future financial performance, sales performance, and current and/or future plans to increase the Company’s market share by targeting specific medical issues, demographic and/or geographic markets; standard operating procedures; financial information; trade secrets, copyrights, derivative works, patents, inventions, know-how, and other intellectual property; business policies; submissions to government or regulatory agencies and related information; methods of operation; implementation strategies; promotional information and techniques; marketing presentations; price lists; files or other information; pricing strategies; computer files; samples; customer originals; or any other confidential information concerning the business and affairs of the Company. The Company’s Confidential Information is also comprised of the personal information received from third parties and/or confidential and proprietary information regarding research, products, or clinical trials received from third parties, but only if such confidential information is reduced to writing and marked “Confidential” by the third party. All such confidential information obtained by Executive, whether in writing, any other tangible form of expression or disclosed orally or through visual means or otherwise, and regardless of whether such information bears a confidential or proprietary legend, will be presumed to be Confidential Information. Executive acknowledges that the Confidential Information is vital, valuable, sensitive, confidential and proprietary to Company and provides Company with a competitive advantage. Executive further acknowledges that Company’s Confidential Information is dynamic, and constantly changes in nature and/or quantity, given that Company continues to refine its Confidential Information. The obligations specified in this Section 8 shall not apply, and Executive shall have no further obligations under this Agreement with respect to any Confidential Information that: a) is available to the public at the time of disclosure to Executive or becomes publicly known through no breach of the undertakings hereunder by Executive or to the knowledge of Executive, any third party; b) becomes known to Executive through disclosure by sources other than the Company and its Affiliates and in the course of Executive’s service to the Company, said sources being under no obligation of confidentiality to the Company with respect to such Confidential Information; c) is approved by the Company for release; or d) has been independently developed by Executive without benefit of the Confidential Information and on Executive’s own time and without use of Company resources. Executive understands and agrees that the Company may require him, as a condition to continued employment, to execute and abide by the terms of a standard proprietary information and inventions agreement with the Company which will further set forth the terms of, and prohibit the unauthorized use or disclosure of, the Company’s confidential and proprietary information (the “PIIA”) and that such PIIA shall become part of this Agreement and Executive’s obligations under this Agreement.

9. Non-Competition; Non-Solicitation, Etc.

(a) Company Promises.

(i) This Agreement is entered into pursuant to Executive’s agreement to these non-compete and non-solicitation provisions. Executive’s agreement to the provisions in Sections 9 through 11 is a material condition of the Company’s entering into this Agreement and continued employment of Executive.

(ii) The Company agrees to provide Executive with access to Confidential Information and in a greater quantity and/or expanded nature than any such Confidential Information that may have already been provided to Executive and with additional opportunities to broaden the Company’s services and develop the Company’s customers in a manner not previously available to Executive including, but not limited to, information regarding the Company’s products and business plan; research results; information supporting patent applications; and Company standard operating procedures related to the Company’s research and development efforts.

(iii) The Company promises that during Executive’s employment with the Company, the Company will provide Executive with the opportunity to develop goodwill and establish rapport with the customer contacts in a greater quantity and/or expanded nature than any such opportunities that may have already been provided to Executive.

(iv) The Company promises that Executive will continue to receive and have access to Confidential Information throughout Executive’s employment with the Company.

(b) Executive’s Promises. In exchange for the Company’s promises listed above and all other consideration provided pursuant to this Agreement, to which these promises are ancillary, Executive promises as follows:

(i) Executive will not, during or after Executive’s employment with the Company, use, copy, remove, disclose or disseminate to any person or entity, the Company’s Confidential Information, except (i) as required in the course of performing Executive’s duties with the Company, for the benefit of the Company, or (ii) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the

Company or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order Executive to divulge, disclose or make accessible such information, it being understood that Executive will promptly notify the Company of such requirement so that the Company may seek to obtain a protective order.

(ii) Following employment termination, Executive will immediately return to the Company all materials created, received or utilized in any way in conjunction with Executive’s work performed with the Company that in any way incorporates, reflects or constitutes Company’s Confidential Information.

(iii) Executive acknowledges that the market for the Company’s products, services, and activities is global, and that the products, services and/or activities can be provided anywhere in the world. Executive recognizes that the Company draws its customers and/or clients from around the world because it will seek to file patents and run clinical trials in countries around the world, and sell its product to consumers around the world and/or pharmaceutical companies located around the world. Moreover, Executive recognizes that the Company’s customers may be contacted by telephone, in person, or in writing (including e-mail via the Internet). Executive further acknowledges that due to the international scope of the Company’s customer and client base, the following non-solicitation/non-competition restriction is necessary.

(iv) Executive agrees and acknowledges that Company will not be provided access to Confidential Information, as defined in Section 8, from or belonging to a third party that Executive was exposed to or received from said third party prior to the execution date of this Agreement and that is the subject of any confidentiality requirement of any kind between Executive and said third party. EXECUTIVE ALSO AGREES TO INDEMNIFY, REIMBURSE, AND HOLD HARMLESS THE COMPANY FOR ALL ATTORNEY FEES, EXPENSES, COSTS, HARM, OR RELATED COSTS TO COMPANY ARISING FROM OR AS A RESULT OF ANY ACTUAL CAUSE OF ACTION OR CLAIM BROUGHT AGAINST COMPANY OR EXECUTIVE RELATED TO ANY ACTUAL BREACH OF THIS SECTION BY EXECUTIVE. Company agrees that: (A) Executive shall be allowed to participate fully in the defense of any such action against Company and in any settlement negotiations, and (B) any payment to Company by Executive under this Section shall be only after any settlement has been consummated or judicial action has become final and non-appealable.

(c) Non-Compete. Ancillary to the consideration reflected within this Agreement, the Company and Executive agree to the following non-competition provisions. Executive agrees that during Executive’s employment with the Company and for a period of twelve (12) months following the termination of his employment (“Non-Compete Period”):

(i) Executive shall not, directly or indirectly, engage in or participate (including, without limitation, as an investor, officer, employee, director, agent, or consultant (any such capacity, being a “Participant”)) in or on behalf of any entity engaging in the “Company’s Business”, said Company’s Business being defined as: (A) genetically modified cell products for the treatment of cancer; and (B) other genetically modified products for which the Company has an active development program at the termination or expiration of the

Employment Term (the “Non-Compete Obligations”), provided, however, that nothing herein shall prevent him from investing as a less than 5% shareholder in securities of any company listed on a national securities exchange or quoted on an automated quotation system;

(ii) Geographic Limitation. The geographic limitation for the Non-Compete Obligations is North America, Europe and Japan; and

(iii) During Executive’s employment with the Company and for a period of twelve (12) months after Executive’s employment has ended, Employee will not directly or indirectly become employed or otherwise associated with any of the following entities, which are direct competitors of the Company, in any geographic region:

Adaptimmune Limited	91 Park Drive Milton Park, Abingdon Oxon OX14 4RY UK

bluebird bio, Inc.	150 2nd Street Cambridge, MA 02141

Celgene Corporation	86 Morris Avenue Summit, NJ 07901

Cellectis	8 rue de la Croix Jarry 75013 Paris France

Cell Medica Limited	1 Canal Side Studios, 8-14 St Pancras Way London, NW1 0QG UK

Immune Design Corp.	1616 Eastlake Ave. E., Suite 310 Seattle, WA 98102

Intrexon Corporation	1872 Pratt Drive Blacksburg, VA 24060

Juno Therapeutics, Inc.	307 Westlake Avenue North Suite 300 Seattle, WA 98109

Kiadis Pharma B.V.	Entrada 231-234 1096 EG Amsterdam The Netherlands

Kite Pharma, Inc.	2225 Colorado Avenue Santa Monica, CA 90404

Lion Biotechnologies, Inc.	21900 Burbank Blvd., Third Floor Woodland Hills, CA 91367

Medigene AG	Lochhamer Str. 11 82152 Planegg/Martinsried Germany

MolMed S.p.A.	Via Olgettina, 58 20132 Milan Italy

Novartis AG	Basel Switzerland

Pfizer Inc.	235 East 42nd Street New York, NY 10017

Unum Therapeutics	One Broadway 4th Floor Cambridge, MA 02142

Executive and the Company agree that with respect to the foregoing entities such names are the common names of such entities. Executive and the Company agree that the restrictions contained in this Agreement are binding whether or not Executive and the Company have used the correct legal name, address, affiliated entity, or new owner of such entity, however, if said new owner of such entity has other divisions that are not involved in carrying out the work of the acquired listed entity, then Executive may be employed or otherwise associated with these other divisions.

(iv) Executive agrees that Executive’s work for any third party engaged in the Company’s Business during the Non-Compete Period inevitably would lead to Executive’s unauthorized use of Company’s Confidential Information, even if such use is unintentional. Because it would be impossible, as a practical matter, to monitor, restrain, or police Executive’s use of such Confidential Information other than by Executive’s not working for such third party, and because the Company’s Business is highly specialized, the competitors are identifiable, the market for the Company’s product, services, and activities is global, and the Company’s customers are located throughout the world, Executive agrees that restricting such employment as set forth in this Agreement is the narrowest way to protect Company’s legitimate business interests, and the narrowest way of enforcing Executive’s consideration for the receipt of Company’s consideration (namely, Executive’s promise not to use or disclose Confidential Information).

(d) Nonsolicitation of Employees. Executive agrees that during the Non-Compete Period, Executive will not, directly or indirectly, (i) induce or solicit any person who was an employee, consultant or independent contractor of the Company or any of its Affiliates, to terminate such individual’s employment or service with the Company or any of its Affiliates or (ii) assist any other person or entity in such activities.

(e) Extension of Non-Solicitation/Non-Competition and Non-Recruitment Periods. If Executive is found by a court of competent jurisdiction to have breached any promise made in Section 9 of this Agreement, the periods specified in Section 9(c) of this Agreement shall be extended by one month for every month in which Executive was in breach so that the Company has the full benefit of the time period Section 9(c).

10. Injunction. Executive recognizes that Executive’s services hereunder are of a special, unique, unusual, extraordinary and intellectual character giving them a peculiar value, the loss of which cannot be reasonably or adequately compensated for in damages. Executive acknowledges that if Executive were to leave the employ of the Company for any reason and compete, directly or indirectly, with the Company, or solicit the Company’s employees, or use or disclose, directly or indirectly, the Company’s Confidential Information (whether in tangible form or memorized), that such competition, solicitation, use and/or disclosure would cause the Company irreparable harm and injury for which no adequate remedy at law exists. Executive agrees this Agreement is the narrowest way to protect the Company’s interests. Therefore, in the event of the breach or threatened breach of the provisions of this Agreement by Executive, the Company shall be entitled to obtain injunctive relief to enjoin such breach or threatened breach, in addition to all other remedies and alternatives that may be available at law or in equity. Executive acknowledges that the remedies contained in this Agreement for violation of this Agreement are not the exclusive remedies that the Company may pursue.

11. Inventions.

(a) Inventions Retained and Licensed. Executive has attached hereto as Exhibit A, a list describing all inventions, original works of authorship, derivative works, developments, improvements and trade secrets that (i) were made by Executive prior to his employment with the Company, (ii) belong to Executive, (iii) relate to the Company’s proposed business, products or research and development and (iv) are not assigned to the Company hereunder (collectively, “Prior Inventions”); or, if no such list is attached, Executive represents that there are no such Prior Inventions. Executive agrees that Executive will not incorporate, or permit to be incorporated, any Prior Invention owned by Executive or in which Executive has an interest into a Company product, process or service without the Company’s prior written consent. Nevertheless, if, in the course of Executive’s employment with the Company, Executive incorporates into a Company product, process or service a Prior Invention owned by Executive or in which Executive has an interest, Executive hereby grants to the Company a nonexclusive, royalty-free, fully paid-up, irrevocable, perpetual, transferable, sublicensable, worldwide license to reproduce, make derivative works of, distribute, perform, display, import, make, have made, modify, use, sell, offer to sell, and exploit in any other way such Prior Invention as part of or in connection with such product, process or service, and to practice any method related thereto.

(b) Assignment of Inventions. Executive agrees that Executive will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all Executive’s right, title, and interest in and to any and all inventions, original works of authorship, derivative works, developments, concepts, modifications, improvements (including improvements to Confidential Information), designs, discoveries, ideas, know-how, trademarks, trade dress, trade secrets or other intellectual property, whether or not patentable or registrable under copyright or similar laws, which Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, whether or not reduced to drawings, written descriptions, documentation or other tangible form, as applicable, during the period of time Executive is employed by the Company (collectively, “Inventions”), except as provided in Section 11(f) below. Executive further acknowledges that all original works of authorship which are made by Executive (solely or jointly with others) within the scope of and during the period of Executive’s employment with the Company and which are protectible by copyright are “works made for hire” as that term is defined in the United States Copyright Act. Executive understands and agrees that the decision whether or not to commercialize or market any Invention is within the Company’s sole discretion and for the Company’s sole benefit and that no royalty will be due to Executive as a result of the Company’s efforts to commercialize or market any such Invention,

(c) Inventions Assigned to the United States. Executive agrees to assign to the United States government all Executive’s right, title, and interest in and to any and all Inventions whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.

(d) Maintenance of Records. Executive agrees to keep and maintain adequate and current written records of all Inventions during the term of Executive’s employment with the Company. The records will be in the form of notes, sketches, drawings and any other format that may be specified by the Board. The records will be available to and remain the Company’s sole property at all times.

(e) Patent and Copyright Registrations. Executive agrees to assist the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in any Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including, but not limited to, the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, declarations, assignments and all other instruments that the Company deems necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. Executive further agrees that Executive’s obligations to execute or cause to be executed, when it is in Executive’s power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable because of Executive’s mental or physical incapacity or for any other reason to secure Executive’s signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering any Inventions or original works of authorship assigned to the Company as above, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by Executive.

(f) Exception to Assignments. Executive understands that the provisions of this Agreement requiring assignment of Inventions to the Company does not apply to any Invention that Executive has developed entirely on Executive’s own time without using the Company’s equipment, supplies, facilities, trade secret information or Confidential Information (an “Other Invention”), except for those Other Inventions that either (i) relate in any way at the time of conception or reduction to practice of such Other Invention to the Company’s Business or (ii) result from any work that Executive performed for the Company. Executive will advise the Company promptly in writing, under a confidentiality agreement, of any Invention that Executive believes constitutes an Other Invention and is not otherwise disclosed on Exhibit A. Executive agrees that Executive will not incorporate, or permit to be incorporated, any Other Invention owned by Executive or in which Executive has an interest into a Company product, process or service without the Company’s prior written consent. Notwithstanding the foregoing sentence, if, in the course of Executive’s employment with the Company, Executive incorporates into a Company product, process or service an Other Invention owned by Executive or in which Executive has an interest, Executive hereby grants to the Company a nonexclusive, royalty-free, fully paid-up, irrevocable, perpetual, transferable, sublicensable, worldwide license to reproduce, make derivative works of, distribute, perform, display, import, make, have made, modify, use, sell, offer to sell, and exploit in any other way such Other Invention as part of or in connection with such product, process or service, and to practice any method related thereto.

12. Disputes. Any dispute or controversy between the Company and Executive, arising out of or relating to this Agreement, the breach of this Agreement, the Company’s employment of Executive, or otherwise, shall be settled by binding arbitration conducted by and before a single arbitrator in Houston, Texas administered by the American Arbitration Association in accordance with its Employment Arbitration Rules (the “AAA Rules”) then in effect and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Both Employee and the Company hereby waive the right to a trial by jury or judge, or by administrative proceeding, for any covered claim or dispute. To the extent the AAA Rules conflict with any provision or aspect of this Agreement, this Agreement shall control. The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction. However, either party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction over such dispute or controversy and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved. Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, or to obtain interim relief, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the Company and Executive. All claims, disputes, or causes of action under this Agreement, whether by Employee or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. This Agreement is made under the provisions of the Federal Arbitration Act (9 U.S.C., Sections 1-14) (“FAA”) and will be construed and governed accordingly. It is the parties’ intention that both the procedural and the substantive provisions of the FAA shall apply. Questions of arbitrability (that is whether an issue is subject to arbitration under this agreement) shall be decided by the arbitrator. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. However, where a party already has initiated a judicial proceeding, a court may decide procedural questions that grow out of the dispute and bear on the final disposition of the matter. Each party shall bear its or his costs and expenses in any arbitration hereunder and one-half of the arbitrator’s fees and costs; provided, however, that the arbitrator shall have the discretion to award the prevailing party reimbursement of its or his reasonable attorney’s fees and costs, unless such award is prohibited by applicable law. Notwithstanding the foregoing, Executive and the Company shall each have the right to resolve any dispute or cause of action involving trade secrets, proprietary information, or intellectual property (including, without limitation, inventions assignment rights, and rights under patent, trademark, or copyright law) by court action instead of arbitration.

13. Notices. All notices given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) three business days after being mailed by first class certified mail, return receipt requested, postage prepaid, (c) one business day after being sent by a reputable overnight delivery service, postage or delivery charges prepaid, or (d) on the date on which a facsimile is transmitted to the parties at their respective addresses stated

below. Any party may change its address for notice and the address to which copies must be sent by giving notice of the new addresses to the other party in accordance with this Section 13, except that any such change of address notice shall not be effective unless and until received.

If to the Company:

2130 West Holcombe Boulevard, Suite 800

Houston, Texas 77030

Attention: Chairman of the Board of Directors

with a copy (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Attention: Julie Robinson

If to Executive, to Executive’s address on file with the Company

14. Tax Provisions.

(a) Section 409A. Notwithstanding anything in this Agreement to the contrary, the following provisions apply to the extent severance benefits provided herein are subject to the provisions of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”). Severance benefits shall not commence until Executive’s Separation from Service. Each installment of severance benefits is a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and Executive is, upon Separation from Service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six (6) months and one day after Executive’s Separation from Service, or (ii) Executive’ death. Executive shall receive severance benefits only if Executive executes and returns to the Company the Release within the applicable time period set forth therein and permits such Release to become effective in accordance with its terms, which date may not be later than sixty (60) days following the date of Executive’s Separation from Service (such latest permitted date, the “Release Deadline”). If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which Executive’s Separation from Service occurs, the Release will not be deemed effective any earlier than the Release Deadline. None of the severance benefits will be paid or otherwise delivered prior to the effective date of the Release. Except to the minimum extent that payments must be delayed because Executive is a “specified employee” or until the effectiveness of the Release, all amounts will be paid as soon as practicable in accordance with the schedule provided herein and in accordance with the Company’s normal payroll practices. The severance benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.

(b) Section 280G. If any payment or benefit Executive will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless Executive and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by Executive or the Company) or such other time as requested by Executive or the Company.

If Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section 14(b) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, Executive shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section 14(b) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section 14(b), Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

15. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without reference to principles of conflict of laws.

(b) Entire Agreement/Amendments. This Agreement and the instruments contemplated herein contain the entire understanding of the parties with respect to the employment of Executive by the Company from and after the Effective Date and supersede any prior agreements or promises between the Company and Executive, except for any outstanding stock option or other equity award agreement previously entered into between Executive and the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein and therein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(c) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any such waiver must be in writing and signed by Executive or an authorized officer of the Company, as the case may be.

(d) Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Executive and their respective successors, assigns, executors and administrators. This Agreement shall not be assignable by Executive.

(e) Representation. Executive represents that Executive’s employment by the Company and the performance by Executive of his obligations under this Agreement do not, and shall not, breach any agreement, including, but not limited to, any agreement that obligates him to keep in confidence any trade secrets or confidential or proprietary information of his or of any other party, to write or consult to any other party or to refrain from competing, directly or indirectly, with the business of any other party. Executive shall not disclose to the Company or use any trade secrets or confidential or proprietary information of any other party.

(f) Successors; Binding Agreement; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees legatees and permitted assignees of the parties hereto.

(g) Withholding Taxes. The Company shall withhold from any and all compensation, severance and other amounts payable under this Agreement such Federal, state, local or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

(h) Survivorship. The respective rights and obligations of the parties hereunder, including without limitation Sections 8 through 11 hereof, shall survive any termination of Executive’s employment to the extent necessary to the agreed preservation of such rights and obligations.

(i) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

(j) Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

By:	Bellicum Pharmaceuticals, Inc.

By:	/s/ Thomas J. Farrell
Name:	Thomas J. Farrell
Title:	President and Chief Executive Officer

/s/ Peter L. Hoang
Name: Peter L. Hoang